	Beating all-time records; Adjusted EBITDA was $476.6 million in 2023, 10.1% higher YoY, while NCFO increased 24.5% YoY to $175.9 million.

4Q23 Earning Release Conference Call

English Conference Call	Luxembourg, March 14, 2024 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the fourth quarter ended December 31, 2023. The financial information contained in this press release is based on consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 27 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
March 15, 2024
10 a.m. (US EST)
11 a.m. (Buenos Aires/Sao Paulo time)
3 p.m. (Luxembourg)
	Financial Performance - Highlights

Zoom ID: 865 9578 6687	$ thousands	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Passcode: 995202	Gross Sales (1)	400,140	382,016	4.7%	1,442,441	1,351,707	6.7%

	Adj EBITDA (2)
Investor Relations	Farming(3)	13,814	10,288	34.3%	103,333	82,911	24.6%
Emilio Gnecco	Sugar, Ethanol & Energy	87,476	101,132	(13.5)%	395,637	373,770	5.9%
CFO	Corporate Expenses	(5,527)	(5,636)	(1.9)%	(22,400)	(23,828)	(6.0)%
Victoria Cabello	Total Adj EBITDA	95,763	105,784	(9.5)%	476,570	432,853	10.1%
IR Officer	Adj EBITDA Margin (2)	24.6%	28.3%	(13.4)%	33.6%	32.7%	2.7%
	Net Income	82,209	2,732	n.m	226,721	108,606	108.8%
Email	Adj Net Income (2)	(16,402)	18,568	n.a.	153,463	124,521	23.2%
ir@adecoagro.com	Adjusted Net Income per Share	(0.15)	0.17	n.a.	1.45	1.15	25.8%
	LTM Adj Free Cash Flow from Op (NCFO)(2)	175,875	141,286	24.5%	175,875	141,286	24.5%
	LTM Adj Free Cash Flow(2)	108,756	70,500	54.3%	108,756	70,500	54.3%
	Net Debt(2) / LTM Adj EBITDA (x)	1.1x	1.6x	(32.7)%	1.1x	1.6x	(32.7)%

	Operating Performance - Highlights
	Sugarcane milled (thousand tons)	2,928	3,156	(7.2)%	12,497	10,485	19.2%
Website:	Farming Planted Area (Hectares)	265,294	291,843	(9.1)%	265,294	291,843	(9.1)%
www.adecoagro.com	Milk Produced (million liters)	51.6	47.6	8.3%	199.9	185.6	7.7%

•All-time records in Gross sales, Adjusted EBITDA, Adjusted Free Cash Flow from Operations(2) (NCFO) and operational metrics, driven by a remarkable performance of the Company throughout the year.
•Gross sales were 6.7% higher in 2023 on greater cane productivity, which enabled us to increase our sugar production and execute sales at solid prices; coupled with an increase in average selling prices in the Rice and Dairy segments.
•Adjusted EBITDA was $476.6 million, 10.1% above 2022, driven by (i) an outperformance of the Rice and Sugar, Ethanol & Energy segments, together with (ii) a farm sale in Argentina. This, in turn, has fully offset the decline reported in the Crops segment driven by an unprecedented drought and higher costs.
•NCFO in 2023 stood at $175.9 million, 24.5% higher year-over-year, resulting in a minimum distribution of $70.3 million to be paid in 2024 via dividend and share repurchase. Net debt came down by 25.9% to $502.5 million on (i) greater cash generation and (ii) lower debt levels thanks to the Company's financial strategy. Net debt/Adjusted EBITDA stood at 1.1x.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA, Adjusted Net Income, LTM Adj Free Cash Flow from Op (NCFO), LTM Adj Free Cash Flow and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
(3) Effective for our fourth quarter 2023, results related to our Land Transformation activities are now being allocated to the operating segment to which the disposed/acquired land belongs. Moreover, we are allocating the results of our cattle activities – previously included in “all other segments” – to the farmland where the cattle is assigned. As required by IFRS, we recast previously reported segment financial information for 4Q22 and the year ended December 31, 2022 to reflect our new reportable segments’ structure. For more information, please refer to page 4 - "Remarks".

Full Year Results Overview
◦2023 started as a challenging year as our operations in Argentina and Uruguay suffered the effects of extreme dry weather. Despite this, we delivered strong results quarter after quarter, showing the company's resilience. This was achieved thanks to our geographic and product diversification, our flexibility to shift across markets and products, our focus on being low cost producers, and our ability to adapt our financial strategy to profit from opportunities in the Argentine market.
◦Along with the investments carried out throughout the past years across all our operations, this culminated in all-time records for the Company's main financial metrics, as well as in better operational indicators (excluding Crops). At a consolidated level, Adjusted EBITDA amounted to $476.6 million, marking a 10.1% year-over-year increase, and Adjusted Free Cash Flow from Operations (NCFO) reached $175.9 million, 24.5% higher than in 2022. Cash generated was distributed to shareholders, invested in growth projects and used to deleverage - a 25.9% year-over-year reduction in our net debt position to $502.5 million, reaching 1.1x Net Debt/EBITDA.
Sugar, Ethanol & Energy business
◦In 2023, Adjusted EBITDA in the SE&E business reached $395.6 million, 5.9% higher than the previous year. This was explained by a 19.2% year-over-year increase in crushing volume to 12.5 million tons of sugarcane, an all-time record for our mills, driven by (i) greater sugarcane availability, (ii) solid productivity indicators thanks to the implementation of innovative agricultural techniques, such as pre-sprouted seedling (MPB); and (iii) better weather conditions. Thus, TRS equivalent produced was 20.6% higher than in 2022 and we diverted as much as 52% of it to produce sugar, which traded on average 40% above hydrous ethanol in Mato Grosso do Sul. Leveraging on our production flexibility and high industrial efficiency, we were able to produce a record sugar volume of 806 thousand tons (1.7x above the previous year), and profit from attractive prices. In terms of ethanol, we took advantage of our storage capacity to carry over 187 thousand m3 (36% of our annual production) into the following quarters, to profit from higher expected prices. Stored production can eventually be sold as hydrous ethanol, or dehydrated at any time and turned into anhydrous ethanol demanded in the domestic and export markets. Having the necessary certifications and industrial capacity to meet product specifications to export ethanol to Europe is one of our competitive advantages. Regarding energy, we focused on producing only the volume contracted, capturing a premium over spot prices and storing bagasse for more profitable uses. Furthermore, our annual cash cost -our cost to produce one pound of sugar/ethanol- stood at 13.9 cts/lb, in line with our business model of being one of the lowest cost producers in the industry. On a quarterly basis, Adjusted EBITDA amounted to $87.5 million, 13.5% lower compared to 4Q22 driven by a 7.2% year-over-year reduction in crushing volume explained by higher rainfalls received compared to the same period of last year.
◦We have entered into 2024 with good sugarcane availability and we are currently one of the few players in Brazil crushing and producing sugar. Being able to crush cane year round, even during the traditional inter-harvest period, is one of our competitive advantages. Sugar continues to be supported by strong fundamentals and we are in an excellent position to profit from this scenario, as we have only 47% of our expected 2024 sugar production hedged (average price of 23.7 cts/lb). In terms of ethanol, prices have recovered from its lowest level seen in early January due to (i) a significant switch in demand to this type of fuel given the low parity at the pump (currently standing at 60%), coupled with (ii) lower supply as the industry has entered into the inter-harvest period. There is still room for ethanol prices to keep on increasing, especially due to the low parity at pump versus its technical level (70%), as well as to an expected year-over-year reduction in ethanol production during the 2024/25 harvest on less cane being crushed in Brazil (and all players still maximizing sugar production given its attractive premium). Assuming weather going normal, we expect to increase our crushing volume versus 2023, as we have sufficient sugarcane availability to use our industrial capacity. This, in turn, would result in a further reduction in unitary cash cost, due to better dilution of fixed costs.
Farming business
◦In 2023, Adjusted EBITDA for our Farming business was $103.3 million, 24.6% higher than in 2022. This was explained by (i) our Rice segment, which reported a 112.6% year-over-year increase thanks to our production and commercial flexibility which enabled us to capture higher average selling prices; coupled with (ii) the sale of El Meridiano farm during September 2023. As anticipated in prior reports, results were partially offset by the underperformance of our Crops segment due to yield reductions on account of La Niña weather event, which led to break-even results (excluding farm sales). Lower crop output, in particular corn silage which is our main cow feed, also drove a year-over-year decline in our Dairy segment. However, cow productivity reached record levels and we leveraged on our industrial flexibility to continue producing the product with the highest marginal contribution, which during the year was fluid milk. On a quarterly basis, Adjusted EBITDA for the Farming business totaled $13.8 million, marking a 34.3% increase versus 4Q22. Again, positive results were explained by an outperformance from our Rice segment on higher prices captured ($199/ton higher versus 4Q22) and a better mix of higher value added products. In the case of Crops, Adjusted EBITDA presented a gain versus 4Q22 due to the mark-to-market of our commodity hedge position, whereas in the Dairy segment, lower results were mainly explained by higher costs in U.S. dollars.
◦We concluded planting activities for our 23/24 campaign with a favorable weather outlook. Rains registered throughout summertime allowed for an improvement in soil moisture and a recovery of water reservoirs in all our productive regions. As of today, most of our crops are undergoing their yield definition phase, so the evolution of weather during the upcoming weeks will be key. Thus, we expect a full recovery in our Crops production in 2024. We have a positive outlook for our Rice segment on account of (i) better yields driven by the full recovery in the water reservoirs which, in turn, enabled us to irrigate all our rice farms; coupled with (ii) our mix of higher value added products. In the case of the Dairy, the outlook remains positive on the back of our continuous focus on achieving efficiencies in our vertically-integrated operations; together with our industrial flexibility to shift processing production to the product that offers the highest margin contribution.

Remarks
Reporting Segments
◦As from the fourth quarter of 2023, we have modified our internal reporting to refine the way we view our Farming business and its interaction with our land transformation activities embedded within such activities. Therefore, we started allocating any profit from disposition of farmland or a bargain purchase gain, as part of the operating segment where such farmland belongs. In this regard, the sale of El Meridiano farm in September 2023, which generated an Adjusted EBITDA of $29.8 million, was allocated as part of the crops reportable segment within the Farming business.
◦Moreover, we started allocating the results of our minor cattle activities – which were previously reported as part of “All other segments” - to the farmland where the cattle is assigned.
◦As required by IFRS, we recast previously reported segment financial information for the fourth quarter of 2022 and the year ended December 31, 2022 to reflect our new reportable segments’ structure. Please refer to Note 3 to the consolidated financial statements for further details.
2023 Shareholder Distribution
◦During 2023, we distributed a total of $61.2 million, or 43% of the NCFO generated in 2022, representing a distribution yield of 5.9%. This was executed via the repurchase of 2.7 million shares at an average price of $9.54 per share (2.5% of the company's equity), totaling $26.2 million. In addition, we distributed cash dividends in the amount of $35.0 million, paid in two installments of $17.5 million each in May and November 2023, representing approximately $0.33 per share.
◦Dividend distribution and share repurchases are part of the Company's distribution policy, which consists of a minimum distribution of 40% of the NCFO generated during the previous year.
2024 Announced Shareholder Distribution
◦In 2023, we generated $175.9 million of NCFO, which implies a minimum distribution of $70.3 million to be distributed via a combination of cash dividend and share buyback throughout 2024. Cash dividends will amount to $35.0 million to be paid in two installments of $17.5 million each, in or about May and November 2024. Such dividend distribution is subject to the approval of the annual shareholder meeting to be held next April 17th. The balance will be distributed via buybacks and/or dividends as the case may be.
◦During the first two months of the year, we repurchased 1.8 million shares (1.7% of the company's equity) under our existing share buyback program at an average price of $10.19 per share, totaling $18.1 million.

ESG Update
Commitment to reduce 20% our carbon footprint by 2030
◦Sustainability has been part of our DNA since inception and is a cornerstone of our business model, in which every year we capture 13 million tons of carbon equivalent through photosynthesis. As food and energy producers, we have a key role in supplying a growing global demand for these products in a way that preserves natural resources and the environment, so we want to reinforce our alignment to the Paris Agreement and the United Nations' 2030 agenda by defining decarbonization targets.
◦We are proud to announce our 2030 commitment to reduce carbon intensity by 20% relative to 2021 (base year: 0.31 intensity). This target considers all our Scope 1 and Scope 2 net emissions and the total production volume of our business(1).
◦We have identified potential improvements in each of our operations, which yields attractive financial returns, and define our roadmap to reach our goal. Projects include (i) replacing diesel consumption in Brazil with biomethane; (ii) enhancing precision agriculture and the use of biological inputs; as well as (iii) increasing our production of renewable energy (i.e. biodigesters in our free-stalls). Furthermore, we expect to continue increasing in an efficient way the volume of food we produce, through investments in our value chain as well as the implementation of innovative production techniques.
Certified Ethanol for Sustainable Aviation Fuel (SAF) Production
◦Since March 1st, 2024, the ethanol produced at Angelica mill (Mato Grosso do Sul, Brazil), complies with international requirements for Sustainable Aviation Fuel (SAF) production, as certified by the ISCC CORSIA Plus (Carbon Offsetting and Reduction Scheme for International Aviation). This marks a new achievement for the Company in contributing towards a greener global energy matrix.
Circular economy model
◦Enhancing our circular economy model, since December 30th, 2023, our second biodigester in Argentina is operating and injecting electrical energy into the grid. The facility, located in our dairy farm in Santa Fe province, has an installed capacity of 2MW and an energy generation potential of 17,500MWh per year. The biodigester transforms manure produced by our milking cows into biogas, which then fuels a cogeneration facility that generates electricity. In addition, the remnant of the biogas process is later used as a biofertilizer in our own operations.
ESG achievements
◦Adecoagro now ranks as a top #12 company in the Food Products industry (Score date: January 21st, 2024), according to S&P Global's Corporate Sustainability Assessment (CSA). Furthermore, in 2023, we received the following awards for our ESG work:
▪1st place of the BYMA award for our 2022 Integrated Report, given by the BritCham.
▪Latin American Corporate Responsibility Award by the Ecumenical Social Forum.
▪Best performance in the agribusiness sector, according to Gerencia Ambiental consultant firm.
▪Great Place to Work certification in the Midwest region and in the National Agribusiness (Brazil).
(1) Soil organic carbon is not included in the numerator. Electricity production is not included in the denominator -production- due to unit constraints.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Milling
Sugarcane Milled	tons	2,927,587	3,156,246	(7.2)%	12,497,423	10,484,888	19.2%
Own Cane	tons	2,692,136	3,124,796	(13.8)%	11,685,815	10,117,148	15.5%
Third Party Cane	tons	235,450	31,450	648.7%	811,608	367,740	120.7%
Production
TRS Equivalent Produced	tons	397,310	433,472	(8.3)%	1,731,127	1,435,225	20.6%
Sugar	tons	186,443	184,382	1.1%	805,608	481,919	67.2%
Ethanol	M3	119,314	138,014	(13.5)%	522,508	540,231	(3.3)%
Hydrous Ethanol	M3	85,959	37,686	128.1%	341,270	248,421	37.4%
Anhydrous Ethanol (1)	M3	33,356	100,328	(66.8)%	181,238	291,809	(37.9)%
Sugar mix in production	%	52%	44%	17.6%	52%	35%	47.7%
Ethanol mix in production	%	48%	56%	(14.1)%	48%	65%	(25.8)%
Energy Exported (sold to grid)	MWh	198,895	169,758	17.2%	694,259	608,964	14.0%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	67.9	53.8	26.3%	55.6	58.1	(4.4)%
Agricultural Metrics
Harvested area	Hectares	32,793	38,567	(15.0)%	146,707	152,074	(3.5)%
Yield	tons/hectare	82	81	1.4%	80	67	19.7%
TRS content	kg/ton	127	134	(5.3)%	132	131	0.7%
Area
Sugarcane Plantation	hectares	198,747	192,987	3.0%	198,747	192,987	3.0%
Expansion Area	hectares	1,920	3,098	(38.0)%	5,761	7,181	(19.8)%
Renewal Area	hectares	6,360	2,688	136.6%	28,083	24,224	15.9%
(1) Does not include 28,773 and 81,689 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 4Q23 and 12M23, respectively. During 4Q22 and 2022, we dehydrated 28,430 and 63,777 cubic meters of hydrous ethanol.

Crushing volume during 4Q23 amounted to 2.9 million tons, 7.2% lower than the same period of last year. This was explained by a 13.8% reduction in own sugarcane milled due to higher rainfalls received during the period versus 4Q22. On the other hand, sourcing of third-party cane increased by 204 thousand tons year-over-year, thanks to opportunities that arose from producers in nearby areas. In terms of productivity, yields reached 82 tons per hectare, 1.4% higher than in 4Q22, whereas TRS content presented a slight decrease of 5.3% year-over-year, to 127 kg/ton.
On a full year basis, crushing volume reached 12.5 million tons, marking a 19.2% increase compared to last year and an all-time record for our mills. This was mainly explained by greater sugarcane availability, coupled with a significant improvement in agricultural productivity indicators, including a 19.7% year-over-year increase in yields to 80 tons per hectare. This achievement was also possible thanks to the implementation of agricultural techniques such as pre-sprouted seedling (MPB) - which enables us to reproduce varieties better adapted to our region at a much faster pace - as well as thanks to normal weather conditions that enhanced cane development throughout the year.
During 4Q23, average sugar prices traded at a significant premium to both hydrous and anhydrous ethanol in Mato Grosso do Sul (55% and 38%, respectively). Consequently, we diverted as much as 52% of our TRS to sugar. Within our ethanol production, 72% was hydrous ethanol, compared to 7% in 4Q22, as demand for this type of fuel had been significantly increasing and gaining market share in the Otto cycle. It is worth pointing out that hydrous ethanol can be dehydrated at any time and turned into anhydrous ethanol, which can be sold either to the domestic or export market, wherever the price premium is better.
On an annual basis, production mix stood at 52% sugar and 48% ethanol. This resulted in a sugar production of 806 thousand tons in 2023, marking a new record for our mills as well as a year-over-year increase of 324 thousand tons. While we maximized sugar production throughout the whole year to profit from the rally in global sugar prices, last year we maximized ethanol production during the first semester and switched to sugar during the second half as ethanol prices decreased (resulting in an annual mix of 35% sugar - 65% ethanol). This was made possible by the high degree of flexibility of our mills, which constitutes one of our most important competitive advantages as it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.
Exported energy during the quarter totaled 198,895 MWh, 17.2% higher compared to 4Q22. The increase in exported energy was fully driven by the use of our stored bagasse to produce energy and comply with our long-term contracts. Consequently, our cogeneration efficiency ratio was up 26.3% compared to the previous year.
In 2023, exported energy reached 694,259 MWh, 14.0% higher versus the previous year, even though crushing volume was up 19.2% year-over-year. As mentioned in prior releases, this was explained by our commercial strategy to use our bagasse for more profitable alternatives during the year, such as fuel in the ethanol dehydration process, rather than sell energy at low spot prices.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	4Q23	4Q22	Chg %	4Q23	4Q22	Chg %	4Q23	4Q22	Chg %
Sugar (tons)	138,456	86,579	59.9%	250,252	206,425	21.2%	553	419	31.9%
Ethanol (cubic meters)	78,929	102,378	(22.9)%	181,975	166,980	9.0%	434	613	(29.3)%
Hydrous Ethanol (cubic meters)	49,287	16,412	200.3%	123,698	33,277	271.7%	398	493	(19.2)%
Anhydrous Ethanol (cubic meters)	29,642	85,966	(65.5)%	58,277	133,703	(56.4)%	509	643	(20.9)%
Energy (Mwh) (2)	8,788	7,394	18.9%	240,650	186,173	29.3%	37	40	(8.1)%
CBios	2,364	1,442	63.9%	119,234	93,933	26.9%	20	15	29.2%
Others (5)	293	—	n.a.	271	—	n.a.	1,081	—	n.a.
TOTAL (3)	228,830	197,793	15.7%
Cover Crops (tons) (4)	53	—	—%	274	—	—%	193	—	—%
TOTAL NET SALES (1)	228,883	197,793	15.7%

NET SALES BREAKDOWN	12M23	12M22	Chg %	12M23	12M22	Chg %	12M23	12M22	Chg %
Sugar (tons)	416,165	181,891	128.8%	796,298	430,623	84.9%	523	422	23.7%
Ethanol (cubic meters)	233,294	371,722	(37.2)%	460,721	552,171	(16.6)%	506	673	(24.8)%
Hydrous Ethanol (cubic meters)	98,875	104,418	(5.3)%	228,941	162,313	41.0%	432	643	(32.9)%
Anhydrous Ethanol (cubic meters)	134,419	267,304	(49.7)%	231,780	389,858	(40.5)%	580	686	(15.4)%
Energy (Mwh) (2)	31,954	29,681	7.7%	834,371	706,632	18.1%	38	42	(8.8)%
CBios	8,435	9,706	(13.1)%	443,111	550,796	(19.6)%	19	18	8.0%
Others (5)	477	—	n.a.	473	—	n.a.	1,008	—	n.a.
TOTAL (3)	690,325	593,000	16.4%
Cover Crops (tons) (4)	9,959	10,530	(5.4)%	23,036	18,864	22.1%	432	558	(22.6)%
TOTAL NET SALES (1)	700,284	603,530	16.0%

HIGHLIGHTS - $ thousand	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Net Sales (1)	228,883	197,793	15.7%	700,284	603,530	16.0%
Margin on Manufacturing and Agricultural Act. Before Opex	55,069	76,871	(28.4)%	312,017	282,051	10.6%
Adjusted EBITDA	87,476	101,132	(13.5)%	395,637	373,770	5.9%
Adjusted EBITDA Margin	38.2%	51.1%	(25.3)%	56.5%	61.9%	(8.8)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales does not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 4Q23 was $87.5 million, 13.5% lower than the same period of last year. Despite presenting a $31.1 million year-over-year increase in net sales and a $20.3 million year-over-year gain in the mark-to-market of our commodity hedge position, lower EBITDA generation was mainly driven by a $33.9 million year-over-year loss in the mark-to-market of our biological assets. This was explained by a greater improvement in the productivity outlook of our sugarcane plantation in 4Q22 versus 4Q23, due to its recovery following the impact of adverse weather reported in mid-2021. Furthermore, results were also affected by a $10.4 million year-over-year increase in selling expenses on higher freight costs due to a genuine increase in costs as we sold more sugar to profit from higher relative prices.
On a full year basis, Adjusted EBITDA amounted to $395.6 million, presenting a 5.9% increase versus last year and a new record for this business unit. This was fully driven by a $96.8 million year-over-year increase in net revenues thanks to our commercial decision to favor sugar production throughout the whole year. Again, results were partially offset by (i) a $13.6 million loss in the mark-to-market of our biological assets and (ii) a $19.0 million year-over-year increase in selling expenses, due to the same aforementioned drivers.
Net sales reached $228.9 million during 4Q23 and $700.3 million in 2023, marking a 15.7% and 16.0% increase compared to the same period of last year, respectively. In both cases, the growth was driven by higher selling volume and higher average selling prices of sugar. Results were partially offset by the year-over-year reduction in ethanol sales as we carried over inventory to be sold at higher expected future prices.
In the case of sugar, sales amounted to $138.5 million during 4Q23, presenting a 59.9% increase compared to the same period of last year. This was driven by a 21.2% year-over-year increase in selling volumes as our mix decision favored the production of sugar to capture the price premium over ethanol; coupled with a 31.9% year-over-year increase in the average selling price as we captured the rally in global sugar prices caused by limited global supply. On an annual basis, sugar sales reached $416.2 million, 128.8% higher than the previous year due to a year-over-year increase in volumes sold of 366 thousand tons, together with a 23.7% year-over-year increase in the average selling price.
Ethanol sales amounted to $78.9 million during 4Q23, down 37.2% compared to 4Q22. Although selling volumes were up 9.0% versus the prior year on higher hydrous ethanol sales due to higher demand for this type of fuel, overall sales were fully offset by a 24.8% decrease in the average selling price. Lower prices were explained by (i) solid production levels in Brazil on strong cane productivity in the Center-South region; coupled with (ii) limited storage capacity, which resulted in more supply of ethanol in the market. Nevertheless, it is worth highlighting that we strategically conducted our sales throughout the quarter in order to always sell each product at its best possible price, in line with our commercial strategy.
On a full year basis, ethanol sales amounted to $233.3 million, marking a 37.2% reduction compared to the same period of last year. Lower revenues were driven by the above mentioned drivers, in addition to an uneven year-over-year comparison as we took advantage of a peak in ethanol prices during April 2022 and sold ethanol at over 26 cts/lb sugar equivalent, as explained in prior releases. Furthermore, the decrease in volumes sold in 2023 was also driven by (i) our sugar max mix strategy; and (ii) our commercial strategy to build up ethanol inventories until prices recover (36% of our annual production was stored in our ethanol tanks by year end). Within our volume sold, we exported 54.4 thousand cubic meters of anhydrous ethanol at an average price of $637/m3, out of which 25.8 thousand cubic meters were sold in 4Q23 at an average price of $572/m3. This represents a competitive advantage as we have the necessary certifications and industrial capacity to meet product specifications to export ethanol to Europe.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During the quarter, we sold $2.4 million worth of CBios, marking a 63.9% year-over-year increase. This was driven by a 29.2% increase in the average selling price to 98 BRL/CBio ($20/CBio), coupled with a 26.9% year-over-year increase in units sold. Year-to-date, we sold 443,111 CBios, amounting to $8.4 million.

Net sales of energy reached $8.8 million during 4Q23, 18.9% higher than last year on account of higher selling volumes, despite presenting a 8.1% year-over-year reduction in the average selling price. On an annual basis, energy sales amounted to $32.0 million, 7.7% higher compared to the same period of last year, driven by an 18.1% increase in selling volumes which fully offset the 8.8% decline in the average selling price.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	4Q23	4Q22	Chg %	4Q23	4Q22	Chg %
Industrial costs	32,105	22,502	42.7%	4.1	2.5	62.4%
Industrial costs	22,568	21,047	7.2%	2.9	2.4	22.1%
Cane from 3rd parties	9,537	1,455	555.6%	1.2	0.2	646.4%
Agricultural costs	90,339	89,621	0.8%	11.5	10.0	14.8%
Harvest costs	37,137	31,164	19.2%	4.7	3.5	35.7%
Cane depreciation	18,506	18,662	(0.8)%	2.4	2.1	12.9%
Agricultural Partnership Costs	13,046	12,910	1.1%	1.7	1.4	15.0%
Maintenance costs	21,650	26,886	(19.5)%	2.8	3.0	(8.3)%
Total Production Costs	122,444	112,123	9.2%	15.6	12.5	24.3%
Depreciation & Amortization PP&E	(45,829)	(45,969)	(0.3)%	(5.8)	(5.1)	13.5%
Total Production Costs (excl D&A)	76,615	66,153	15.8%	9.8	7.4	31.9%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	12M23	12M22	Chg %	12M23	12M22	Chg %
Industrial costs	113,652	91,937	23.6%	3.3	3.2	2.9%
Industrial costs	81,683	78,244	4.4%	2.4	2.7	(13.1)%
Cane from 3rd parties	31,969	13,693	133.5%	0.9	0.5	94.4%
Agricultural costs	345,684	302,905	14.1%	10.0	10.5	(5.0)%
Harvest costs	134,907	112,908	19.5%	3.9	3.9	(0.5)%
Cane depreciation	79,069	67,030	18.0%	2.3	2.3	(1.8)%
Agricultural Partnership Costs	52,347	50,570	3.5%	1.5	1.8	(13.8)%
Maintenance costs	79,361	72,397	9.6%	2.3	2.5	(8.7)%
Total Production Costs	459,336	394,842	16.3%	13.2	13.7	(3.1)%
Depreciation & Amortization PP&E	(175,903)	(160,920)	9.3%	(5.1)	(5.6)	(9.0)%
Total Production Costs (excl D&A)	283,433	233,922	21.2%	8.2	8.1	0.9%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

Total production costs excluding depreciation and amortization reached 9.8 cts/lb in 4Q23, marking a 31.9% increase compared to 4Q22. This was mainly explained by a 1 cts/lb year-over-year increase in the cost of cane from third-parties on higher volume purchased, coupled with a lower dilution of fixed costs caused by the year-over-year reduction in crushing volume. However, during 2023 total production costs excluding depreciation and amortization amounted to 8.2 cts/lb, in line with the previous year. This was driven by a 20.6% year-over-year increase in total TRS equivalent produced, on account of more crushing and higher TRS content per hectare, which, enabled us to better dilute both our fixed and variable costs, especially agricultural costs which represent roughly 80% of our cost structure. As always, we continue to use concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total agricultural inputs needs, reducing our sourcing needs.

SUGAR, ETHANOL & ENERGY - TOTAL COST OF PRODUCTION
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	12M23	12M22	Chg %	12M23	12M22	Chg %
Total Production Cost (excl. D&A)	283,433	233,922	21.2%	8.2	8.1	0.9%
Maintenance Capex	175,541	140,664	24.8%	5.1	4.9	4.8%
SG&A	73,721	50,395	46.3%	2.1	1.7	20.4%
Cogeneration	(29,040)	(27,236)	6.6%	(0.8)	(0.9)	(15.1)%
Tax Recovery	(22,626)	(19,780)	14.4%	(0.7)	(0.7)	2.3%
Total Cash Cost	481,029	377,966	27.3%	13.9	13.1	6.3%

Total cash cost reflects, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it is a recurring investment, necessary to maintain the productivity of the sugarcane plantation. As we are calculating sugar and ethanol costs, energy is deemed a by-product and thus deducted from total costs. As for the tax recovery line item, it includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032.
As shown in the table above, on a yearly basis, total cash cost on a per pound basis reached 13.9 cts/lb, 6.3% higher compared to 2022. This increase is mainly explained by (i) a 20.4% increase in SG&A on account of higher freight costs and of our commercial decision to produce more sugar and profit from higher relative prices; coupled with (ii) a 4.8% increase in maintenance capex mostly driven by an overall appreciation of the Brazilian Real versus the prior year, as well as higher renewal area and renewal planting costs. It is worth pointing out that the 20.6% year-over-year increase in TRS equivalent produced enabled us to better dilute our costs, thereby limiting the increase in cash costs. All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. As we continue ramping up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Sugarcane Valuation Model current period	112,625	104,586	7.7%	112,625	104,586	7.7%
Sugarcane Valuation Model previous period	135,055	91,145	48.2%	104,586	64,364	62.5%
Total Changes in Fair Value	(22,429)	13,441	n.a	8,040	40,222	(80.0)%
Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) booked gains of $8.0 million in 12M23. This is explained by an improvement in the productivity outlook of our sugarcane plantation, driven by better yields, coupled with higher expected prices.

Farming - Financial Performance

FARMING - FINANCIAL HIGHLIGHTS
$ thousands	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Gross Sales
Crops	46,072	55,900	(17.6)%	216,912	280,329	(22.6)%
Rice	60,231	64,824	(7.1)%	256,347	204,396	25.4%
Dairy	54,791	54,718	0.1%	246,875	236,222	4.5%
Total Sales	161,094	175,442	(8.2)%	720,134	720,947	(0.1)%
Adjusted EBITDA (1)
Crops	(304)	(3,379)	n.a	26,979	28,934	(6.8)%
Rice	8,188	5,806	41.0%	47,869	22,517	112.6%
Dairy	5,930	7,861	(24.6)%	28,485	31,460	(9.5)%
Total Adjusted EBITDA (1)	13,814	10,288	34.3%	103,333	82,911	24.6%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in our Farming business totaled $13.8 million in 4Q23, marking a 34.3% increase compared to the same period of last year. This was mostly explained by a 41.0% year-over-year increase in our Rice segment due to higher average selling prices and the disposal of a non-strategic asset. Moreover, Adjusted EBITDA in our Crops segment increased by $3.1 million versus 4Q22, explained by gains in the mark-to-market of our commodity hedge position, despite presenting a year-over-year reduction in sales (lower volume as a consequence of La Niña weather), as well as higher costs. Lastly, our Dairy segment reported a 24.6% year-over-year decline driven by higher costs in U.S. dollar terms.
On an annual basis, Adjusted EBITDA was $103.3 million, 24.6% higher than the previous year. Higher results were mainly driven by (i) the sale of El Meridiano farm during September 2023, which generated an Adjusted EBITDA of $29.8 million, together with (ii) strong results from our Rice operations. Again, results were partially offset by the underperformance of our Crops and Dairy segments which were impacted by La Niña weather event.
For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	4Q23	4Q22	Chg %	4Q23	4Q22	Chg %	4Q23	4Q22	Chg %
Soybean	9,161	6,200	47.8%	18,604	13,198	41.0%	492	470	4.8%
Corn (1)	5,980	11,800	(49.3)%	28,523	39,635	(28.0)%	210	298	(29.6)%
Wheat (2)	2,357	5,452	(56.8)%	10,221	17,004	(39.9)%	231	321	(28.1)%
Sunflower	1,679	6,207	(73.0)%	2,309	8,845	(73.9)%	727	702	3.6%
Cotton Lint	5,561	1,937	187.1%	2,579	807	219.7%	2,156	2,401	(10.2)%
Peanut	17,399	18,588	(6.4)%	10,571	13,113	(19.4)%	1,646	1,418	16.1%
Others (3)	3,935	5,716	(31.2)%	1,049	243	332.4%
Total	46,072	55,900	(17.6)%	73,856	92,844	(20.5)%

GROSS SALES BREAKDOWN	12M23	12M22	Chg %	12M23	12M22	Chg %	12M23	12M22	Chg %
Soybean	51,096	72,323	(29.4)%	108,942	167,881	(35.1)%	469	431	8.9%
Corn (1)	35,464	72,427	(51.0)%	160,522	295,299	(45.6)%	221	245	(9.9)%
Wheat (2)	15,968	23,603	(32.3)%	60,019	81,971	(26.8)%	266	288	(7.6)%
Sunflower	19,812	25,076	(21.0)%	34,649	32,747	5.8%	572	766	(25.3)%
Cotton Lint	12,122	6,805	78.1%	5,767	4,428	30.2%	2,102	1,537	36.8%
Peanut	67,072	63,087	6.3%	49,725	50,419	(1.4)%	1,349	1,251	7.8%
Others (3)	15,378	17,008	(9.6)%	9,238	9,268	(0.3)%
Total	216,912	280,329	(22.6)%	428,862	642,013	(33.2)%

HIGHLIGHTS - $ thousand	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Gross Sales	46,072	55,900	(17.6)%	216,912	280,329	(22.6)%
Adjusted EBITDA	(304)	(3,379)	n.a	26,979	28,934	(6.8)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
As stated on page 4 of our Earnings Release, we modified our internal reporting to refine the way we view our Farming business and its interaction with the land transformation activities embedded within such business. Furthermore, we started allocating the results of our minor cattle activities – which were previously reported as part of “all other segments” – to the farmland where the cattle is assigned. Consequently, the results reported in our Crops segment are being impacted by the consolidation of the results of these activities.
Focusing solely on our Crops results, gross sales amounted to $46.1 million during 4Q23, marking a 17.6% year-over-year reduction. This was explained by a 20.5% decrease in selling volumes versus the previous year, coupled with a mixed performance in prices. As previously explained, our Crops segment experienced a significant decline in yields driven by the extreme drought caused by La Niña weather event in Argentina and Uruguay. On an annual basis, gross sales were $216.9 million, 22.6% down compared to the same period of last year, fully explained by a 33.2% reduction in selling volumes, explained by the same driver aforementioned. Nevertheless, in terms of average selling price, we were able to profit from opportunities that arose in Argentina's local market throughout the year, such as the preferential FX rate for the export of certain agricultural products (also known as "agri dollar"), which helped us to mitigate the lower volumes sold.
As described in prior releases, our main crops presented a 30%-40% reduction in yields during the 2022/23 harvest season on account of "La Niña" weather event. Moreover, margins were pressured by an increase in costs of agricultural inputs in U.S. dollars, including diesel and agrochemicals, as well as higher logistic costs, among others. All this together, coupled with the decrease in net sales, concluded in a break even Adjusted EBITDA for the Crops segment for both the quarter and full-year results (excluding farm sales). However, this was partially offset by year-over-year gains in the mark-to-market of our commodity hedge position, along with lower selling expenses driven by lower volumes sold and the elimination of exports taxes in some of our crops.
Including results from our latest land sale and our cattle activities, Adjusted EBITDA amounted to negative $304.0 thousand in 4Q23, $3.1 million higher than in 4Q22, whereas on an annual basis it reached $27.0 million, marking a 6.8% year-over-year decrease. Results reflect the sale of El Meridiano farm, conducted in September 2023, which generated an Adjusted EBITDA of $29.8 million previously booked in the Land Transformation segment.

Rice Segment

RICE
Highlights	metric	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Gross Sales	$ thousands	60,231	64,824	(7.1)%	256,347	204,396	25.4%
Sales of white rice	thousand tons (1)	64	98	(34.2)%	320	320	(0.1)%
	$ per ton	795	596	33.4%	679	554	22.6%
	$ thousands	51,221	58,393	(12.3)%	217,052	177,311	22.4%
Sales of By-products	$ thousands	9,010	6,321	42.5%	39,295	26,378	49.0%
Adjusted EBITDA	$ thousands	8,188	5,806	41.0%	47,869	22,517	112.6%

Rice Mills
Total Processed Rough Rice(2)	thousand tons	62	82	(24.5)%	280	352	(20.4)%
Ending stock - White Rice	thousand tons	32	34	(7.3)%	32	34	(7.3)%
(1) Includes the sale of 36 thousand tons of white rice sourced from third-parties during 2023; (2) Expressed in white rice equivalent

Gross sales amounted to $60.2 million in 4Q23, marking a 7.1% decrease compared to 4Q22, driven by a 34.2% reduction in volumes sold during the period. However, this was partially offset by a 33.4% year-over-year increase in the average selling price, which stood at an impressive $795/ton during the quarter. As previously explained, our average selling price has increased throughout the year due to a better mix of higher added value products and higher global prices as a consequence of (i) stronger demand; (ii) adverse weather conditions in key producing countries and (iii) India (the world's largest rice exporter) banning long grain rice exports to secure domestic supply. Furthermore, our rice exports were also benefited by a preferential exchange rate ("agri dollar" price scheme) to convert sales to local currency.
On an annual basis, gross sales reached $256.3 million, 25.4% higher versus the same period of last year. This was fully explained by a 22.6% year-over-year increase in average selling prices, which amounted to $679/ton. Again, results were positively impacted by higher average prices in the export market, as well as in the domestic market, due to the same aforementioned drivers.
Adjusted EBITDA amounted to $8.2 million in 4Q23, marking a 41.0% year-over-year increase. This was mainly explained by (i) a $3.4 million year-over-year decrease in selling expenses due to lower volume sold as well as to the elimination of export taxes, coupled with (iii) a $5.1 million year-over-year gain related to the disposal of a non-strategic asset. In 2023, Adjusted EBITDA was $47.9 million, $25.4 million higher than last year, driven by (i) the $52.0 million year-over-year increase in gross sales, coupled with (ii) an $8.0 million year-over-year gain from the disposal of two non-strategic assets. This fully offset the lower results reported at the operational level – yield reduction due to the impact of La Niña weather event in some of our rice farms, which contributed to an $18.5 million year-over-year loss in our biological asset and agricultural produce during the period – and higher costs in U.S. dollar terms.

Dairy Segment

DAIRY
Highlights	metric	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Gross Sales	$ thousands (1)	54,791	54,718	0.1%	246,875	236,222	4.5%
	million liters (2) (3)	108.0	105.7	2.2%	404.2	411.6	(1.8)%
Adjusted EBITDA	$ thousands	5,930	7,861	(24.6)%	28,485	31,460	(9.5)%

Dairy - Farm
Milking Cows	average heads	14,547	14,406	1.0%	14,509	14,415	0.6%
Cow Productivity	liter/cow/day	38.6	35.9	7.3%	37.7	35.3	7.0%
Total Milk Produced	million liters	51.6	47.6	8.3%	199.9	185.6	7.7%

Dairy - Industry
Total Milk Processed	million liters	96.7	91.1	6.2%	351.8	359.4	(2.1)%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 4Q23, raw milk production was 51.6 million liters, 8.3% higher compared to the same period of last year. This was mainly explained by a 7.3% increase in productivity to 38.6 liters per cow per day. On a full-year basis, total raw milk production amounted to 199.9 million liters, marking a 7.7% year-over-year increase compared to the previous year. This was mostly driven by a 7.0% increase in cow productivity to 37.7 liters/cow/day with our 14,509 milking cows. This marks a new record for the segment and we achieved it while managing twice the amount of cows we had during our previous record (36.7 liter/cow/day in 2016, managing an average of 6,880 milking cows).
At the industry level, we processed 96.7 million liters of raw milk during 4Q23, 6.2% higher than last year. Out of this volume, approximately 37% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. In 2023, total processed milk amounted to 351.8 million liters of raw milk, 2.1% lower than the previous year. We continue working on product developments for the domestic and export market.
Adjusted EBITDA amounted to $5.9 million and $28.5 million in 4Q23 and 2023, respectively, marking a 24.6% and 9.5% reduction compared to the same period of last year. On the one hand, results were positively impacted by (i) an increase in sales due to higher average selling prices, as we improved the mix of higher value added products and produced more fluid milk for the domestic market which offered the highest marginal contribution during these periods; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. On the other hand, results were fully offset by (i) higher costs in U.S. dollar terms and (ii) higher cost of feed (mostly corn silage due to the impact on yields caused by La Niña weather event).
Adjusted EBIT was $3.0 million and $17.6 million during 4Q23 and 2023, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are considered, the full year results decrease to negative $141.3 million.

Corporate expenses

CORPORATE EXPENSES
$ thousands	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Corporate Expenses	(5,527)	(5,636)	(1.9)%	(22,400)	(23,828)	(6.0)%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. Corporate expenses for 4Q23 were $5.5 million, in line with last year, while in 2023 it amounted to $22.4 million, 6.0% down compared to the previous year. Despite experiencing an impact in costs from inflation in U.S. dollar terms, the year-over-year reduction is explained by an action plan set by the company which aimed to reduce expenses and generate savings, among other initiatives.

Net Income & Adjusted Net Income
Net Income amounted to $82.2 million during 4Q23, $79.5 million higher compared to 4Q22. This was mainly explained by the variation of foreign exchange rate, which presented a year-over-year gain of $61.3 million due to a faster depreciation of the Argentine peso (131% versus 20% in 4Q22); coupled with a $40.6 million year-over-year gain in inflation accounting driven by the net exposure of our monetary position. This was partially offset by a $24.0 million year-over-year increase in income tax expenses.
In 2023, net income was $226.7 million, $118.1 million higher than last year. This was due to (i) a $75.0 million year-over-year gain on foreign exchange rate variation explained by financial gains that arose from a 356% annual depreciation of the Argentine Peso (versus 72% in 2022); together with (ii) a $31.0 million year-over-year gain in inflation accounting; and (iii) a $43.7 million year-over-year increase in Adjusted EBITDA generation. Again, results were partially offset by a $51.9 million year-over-year increase in income tax expenses.
Adjusted Net Income reached negative $16.4 million during 4Q23, $35.0 million lower than in 4Q22, whereas on an annual basis it stood at $153.5 million, marking a 23.2% year-over-year increase on higher Adjusted EBITDA generation.

ADJUSTED NET INCOME (1)
$ thousands	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Profit for the period	82,209	2,732	n.a.	226,721	108,606	108.8%
Foreign exchange losses/(gains), net	(56,976)	(6,636)	758.6%	(90,930)	(19,278)	371.7%
Cash flow hedge - transfer from equity	(6,358)	4,620	n.a.	36,863	40,195	(8.3)%
Inflation accounting effects	(23,744)	16,821	(241.2)%	(28,816)	2,144	n.a.
Net results from Fair Value adjustment of Investment Property	(11,533)	(917)	n.a	(10,620)	2,961	n.a.
Revaluation surplus of farmland sold	—	—	n.a.	20,245	—	n.a.
Bargain purchase gain on acquisition (2)	—	1,948	(100.0)%	—	(10,107)	(100.0)%
Adjusted Net Income	(16,402)	18,568	n.a.	153,463	124,521	23.2%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted Net Income; (2) Non-cash item related to our recent acquisition of Viterra's rice operations, representing the difference between acquisition cost and fair value of net assets acquired

Indebtedness

NET DEBT BREAKDOWN
$ thousands	4Q23	3Q23	Chg %	4Q22	Chg %
Farming	171,501	375,916	(54.4)%	291,861	(41.2)%
Short term Debt	157,629	329,240	(52.1)%	251,422	(37.3)%
Long term Debt	13,873	46,676	(70.3)%	40,439	(65.7)%
Sugar, Ethanol & Energy	733,447	720,574	1.8%	715,891	2.5%
Short term Debt	49,477	14,984	230.2%	28,348	74.5%
Long term Debt	683,970	705,590	(3.1)%	687,544	(0.5)%
Total Short term Debt	207,106	344,224	(39.8)%	279,769	(26.0)%
Total Long term Debt	697,843	752,266	(7.2)%	727,983	(4.1)%
Gross Debt	904,949	1,096,490	(17.5)%	1,007,752	(10.2)%
Cash & Equivalents	339,781	349,812	(2.9)%	230,653	47.3%
Short-Term Investments	62,637	39,926	56.9%	98,571	(36.5)%
Net Debt	502,531	706,752	(28.9)%	678,528	(25.9)%
EOP Net Debt / Adj. EBITDA LTM	1.1x	1.5x	(27.4)%	1.6x	(32.7)%

As of December 31, 2023, Adecoagro's net debt amounted to $502.5 million, 28.9% lower compared to the previous quarter and 25.9% down versus the same period of last year. This was fully explained by a significant reduction in the gross debt position of our Farming business, coupled with a genuine increase in our cash position.
Looking at our cash levels, the growth was mainly driven by an year-over-year increase in our net cash from operations generated during the last twelve months, which, in turn, enabled us to (i) reduce our net debt position; (ii) invest in growth projects, such as the expansion of our sugarcane plantation in Mato Grosso do Sul; and (iii) distribute profits with shareholders via cash dividend and share repurchase, as stated in our distribution policy. In terms of gross debt, total debt in our Farming business was reduced by 54.4% quarter-over-quarter and 41.2% year-over-year due to the Company's financial strategy carried out throughout the year that enabled us to take advantage of opportunities in Argentina's financial market and benefit from the sharp depreciation of the Argentine Peso (131% during 4Q23 and 356% in 2023).
Consequently, our Net Debt ratio (Net Debt/EBITDA) as of 4Q23 was 1.1x, 27.4% lower than the previous quarter and 32.7% lower than in 4Q22. Furthermore, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt), reached 2.81x, showing the Company's full capacity to repay short term debt with its cash balances.
We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also in terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Farming	4,884	10,265	(52.4)%	22,809	42,281	(46.1)%
Expansion	1,172	10,265	(88.6)%	15,229	24,563	(38.0)%
Maintenance	3,713	—	n.a	7,579	17,719	(57.2)%
Sugar, Ethanol & Energy	54,878	38,674	41.9%	227,430	186,783	21.8%
Maintenance	40,827	16,628	145.5%	175,541	140,560	24.9%
Planting	26,969	12,229	120.5%	101,157	72,916	38.7%
Industrial & Agricultural Machinery	13,858	4,399	215.0%	74,384	67,645	10.0%
Expansion	14,051	22,046	(36.3)%	51,889	46,223	12.3%
Planting	11,360	16,667	(31.8)%	32,117	30,259	6.1%
Industrial & Agricultural Machinery	2,691	5,379	(50.0)%	19,772	15,964	23.9%
Total	59,763	48,939	22.1%	250,239	229,065	9.2%
Total Maintenance Capex	44,540	16,628	167.9%	183,120	158,279	15.7%
Total Expansion Capex	15,223	32,311	(52.9)%	67,119	70,786	(5.2)%
Adecoagro's capital expenditures amounted to $59.8 million in 4Q23, 22.1% higher compared to last year, while in 2023 it reached $250.2 million, marking a 9.2% year-over-year increase.
The Sugar, Ethanol and Energy business accounted for 92% or $54.9 million of total capex in 4Q23, marking a 41.9% increase compared to the same period of last year. Within this figure, maintenance capex was $40.8 million, $24.2 million higher than the previous year. This was explained by a $14.7 million year-over-year increase in maintenance planting on higher costs related to soil preparation to execute our renewal planting activities, coupled with a $9.5 million year-over-year increase in Industrial & Agricultural Machinery. Expansion capex, in turn, decreased 36.3% compared to the previous year, reaching $14.1 million. Investments on this front were related to (i) expansion planting, as well as to (ii) small projects including the construction of our second biodigester in order to increase our biogas production, which later is converted into biomethane and is used to replace our diesel consumption. In 2023, capital expenditures amounted to $227.4 million, 21.8% higher compared to last year.
The Farming businesses accounted for 8%, or $4.9 million of total capex in 4Q23, presenting a year-over-year decrease of 52.4%. This was driven by a 88.6% year-over-year reduction in expansion capex as we concluded the construction of our second biodigester and the upgrade of our cheese factory line in Morteros facility. On a full-year basis, capital expenditures amounted to $22.8 million, 46.1% lower compared to the same period of last year mainly due to lower maintenance capex requirements. It is worth highlighting that during the year we implemented an action plan which aimed to reduce expenses and generate savings in a year of adverse weather in Argentina. The revision of capex investments in our Farming business was part of this initiative.

4Q23 Market Highlights
◦Sugar prices continued trading within a range of 26-28 cts/lb during October and November 2023 due to (i) sugar trade flows continuing to show a deficit on lower crop estimates in the European Union, Mexico and Thailand and no exports from India; as well as to (ii) port congestion in Brazil due to a record physical delivery. Nevertheless, sugar prices collapsed to 20.2 cts/lb in December, explained by (i) higher sugar production in Brazil and record exports driven by a strong tail in Brazil's harvest favored by dry weather at year-end; coupled with (ii) the decision of India to limit the use of sugar juice to produce ethanol; and (iii) funds reducing their long position. Looking ahead, sugar prices will depend on how Brazil's 24/25 harvest season evolves (weather risk), along with the pace of its sugar exports and the development of crops in other producing countries during the upcoming months.
◦According to the ESALQ index, both hydrous and anhydrous ethanol prices decreased on average 25% year-over-year, and down 4% and 8%, respectively, compared to the previous quarter. A longer harvest season in Brazil's Center-South region and higher inventory levels were the main drivers towards the decline in prices and the increase in selling pressure. During the quarter, ethanol prices remained competitive at the pump versus gasoline, resulting in a strong increase in demand especially by the end of the quarter. As reported by UNICA (Brazil's sugarcane association), total ethanol sales in 4Q23 were 14% higher year-over-year and 4% higher compared to the previous quarter. In December 2023, hydrous domestic sales reported an impressive 39% improvement versus the same period of last year, trend that has also been observed during 2024 year-to-date. In terms of outlook, the 24/25 harvest season in Brazil is expected to start with a full maximization of sugar due to better prices than ethanol, while the recovery in demand should provide firm support for ethanol prices.
◦Brazil's carbon credit market under the RenovaBio program presented a 23% year-over-year increase in 4Q23, whereas quarter-over-quarter decreased by 13%, reaching an average price of 114 BRL/CBio (approximately 23 USD/CBio).
◦In 4Q23, energy spot prices in the southeast region of Brazil were 40% higher than during the same period of last year. During October, November and December, energy prices were on average 77.8 BRL/MWh. Despite the increase in the PLD (Preço de Liquidação das Diferenças or settlement price for differences), prices continued to be impacted by the level of water in the southeast reservoirs (60%) and the expectation of precipitations due to seasonality. As of December 31st, 2023, consumption showed a 10% year-over-year increase, according to CCEE (Electric Energy Trading Chamber).
◦During 4Q23, soybean traded 1% lower at CBOT compared to 3Q23, while corn traded 3% lower. The decrease in prices was driven by (i) both Brazil and Argentina having a good production forecast for the current campaign; coupled with (ii) USA recovering stocks after a solid harvest; and (iii) no altering of commercial flows - as opposed to previous quarters. Despite South America going through an "El Niño" weather event, rains were limited on some productive areas, but still not enough to damage the crop potential. During 4Q23, funds maintained a long position in soybean meal and a short position in soybean, corn and soybean oil. Prices at Argentina's local market traded 9% lower for soybeans and 2% lower for corn compared to 3Q23. This was driven by (i) political and economic uncertainty; and (ii) government interventions in the market ("agri dollar" scheme).

Other Operational & Financial Metrics

2022/23 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2022/23 Harvested Area			Yields (Tons per hectare)
	2022/23	2021/22	Chg %	Hectares	% Harvested	Production	2022/23	2021/22	Chg %
Soybean	51,944	43,515	19.4%	51,944	100.0%	92,639	1.8	3.0	(39.7)%
Soybean 2nd Crop	29,827	27,559	8.2%	29,827	100.0%	31,188	1.0	1.8	(41.6)%
Corn (1)	38,575	48,344	(20.2)%	38,575	100.0%	187,684	4.9	6.2	(20.9)%
Corn 2nd Crop	2,836	9,192	(69.1)%	2,836	100.0%	4,931	1.7	4.9	(64.6)%
Wheat (2)	35,789	46,509	(23.0)%	35,789	100.0%	83,290	2.3	3.0	(21.5)%
Sunflower	18,131	23,092	(21.5)%	18,131	100.0%	32,565	1.8	1.7	6.2%
Cotton	10,075	7,427	35.7%	10,075	100.0%	6,224	0.6	0.6	7.7%
Peanut	19,813	22,102	(10.4)%	19,813	100.0%	39,306	2.0	2.8	(29.8)%
Other (3)	2,658	3,246	(18.1)%	2,658	100.0%	6,029	2.3	1.6	40.6%
Total Crops	209,646	230,986	(9.2)%	209,646	100.0%	483,855
Rice	55,648	60,857	(8.6)%	55,648	100.0%	354,128	6.4	6.8	(7.1)%
Total Farming	265,294	291,843	(9.1)%	265,294	100.0%	837,983
Owned Croppable Area	97,812	112,361	(12.9)%
Leased Area	134,820	142,732	(5.5)%
Second Crop Area	32,662	36,750	(11.1)%
Total Farming Area	265,294	291,843	(9.1)%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans
Our 2022/23 campaign concluded by October 2023, with a total harvested area of 265,294 hectares and a production of over 800 thousand tons of aggregate grains. As previously stated, yields for most of our summer crops presented a significant decline compared to the prior campaign due to "La Niña" weather event that impacted our operations in Argentina and Uruguay.
During the second half of 2023, we began our planting activities for the 2023/24 season, which continued throughout early 2024. Our planting plan consists of 279,265 hectares, which presents a 4.7% increase in area compared to the previous season. As of the date of this report, 100.0% of the area has already been seeded.
Owned croppable area remained in line with the previous campaign at 99,637 hectares while leased area, which varies in size on the basis of expected return on invested capital, increased 17.1% or 22,359 hectares, reaching 153,040 hectares. As stated in our previous release, the 21.2% drop in second crop area is explained by a reduction in wheat planting in the Northern region of Argentina due to dry weather, which in turn resulted in a decline in second crop area since those hectares were planned for two crops cycles, but ended up with just one.

2023/24 Planting Plan

FARMING PLANTING PLAN
Planting	Planted Plan (hectares)			2023/24 Planting Progress
	2023/2024	2022/2023	Chg %	Hectares	% Planted
Soybean	64,755	52,298	23.8%	64,755	100.0%
Soybean 2nd Crop	23,935	29,879	(19.9)%	23,935	100.0%
Corn (1)	57,160	38,640	47.9%	57,160	100.0%
Corn 2nd Crop	2,652	3,872	(31.5)%	2,652	100.0%
Wheat (2)	28,142	35,774	(21.3)%	28,142	100.0%
Sunflower	10,832	18,108	(40.2)%	10,832	100.0%
Cotton	5,199	10,265	(49.4)%	5,199	100.0%
Peanut	24,282	19,888	22.1%	24,282	100.0%
Other (3)	3,855	2,289	68.4%	3,855	100.0%
Total Crops	220,813	211,012	4.6%	220,813	100.0%
Rice	58,452	55,629	5.1%	58,452	100.0%
Total Farming	279,265	266,641	4.7%	279,265	100.0%
Owned Croppable Area	99,637	102,208	(2.5)%
Leased Area	153,040	130,682	17.1%
Second Crop Area	26,587	33,750	(21.2)%
Total Farming Area	279,265	266,641	4.7%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans

Planting Plan Update
Our geographic and product diversification aids in mitigating weather risk and enables us to anticipate/delay the planting window and/or switch to other crops which have a different yield definition stages.
Towards the second semester of 2023, weather in South America shifted to "El Niño" (above average rainfalls), after three consecutive years of dry weather. In anticipation to the change in weather pattern, we designed our planting plan in Argentina and Uruguay - where our Farming operations are located - to match expected rains with the yield definition phase of our crops. As expected, abundant rainfalls were received throughout October-November-December in all our productive regions, allowing for an improvement in soil moisture and favoring planting activities. Precipitations continued throughout January, coupled with moderate temperature. By the beginning of February, some regions experienced high temperatures and low precipitations, but any potential impact was contained by the rains later received. The evolution of weather in the upcoming weeks will be key as most of our crops are undergoing its yield definition phase.
Soybean 1st crop: We successfully planted 64,755 hectares of soybean. Rainfalls received throughout December and January enhanced the positive outlook of our soybean production. Although high temperatures were registered during the first weeks of February, recent precipitations reversed any potential impact. Increased rainfall in the upcoming weeks will be necessary as yields are currently being defined. We expect yields to be in line with historical average and to significantly improve versus the previous campaign.
Corn: 57,160 hectares of corn have been successfully planted, marking a 47.9% increase compared to the 2022/23 planting plan. As the weather forecast called for an "El Niño" year, we almost doubled the planting area of early corn compared to the prior campaign. The expectation of higher precipitations registered throughout December, was the main driver towards making this decision. This is so, since it is when yields are being defined for early corn, whereas in the case of late corn, it occurs during February-March. Having the flexibility to switch our production mix in order to favor crops with a different cycle is an important competitive advantage. We are entering into the critical period of yield definition for our late corn, reason why rains will be necessary in the upcoming weeks. We are forecasting a significant recovery in yields for both of our corns on account of better climate versus last year.
Peanut: We have completed planting activities for all 24,282 hectares planned. Peanut production is fully concentrated in regions that have received good rainfalls throughout summer. Despite the high temperatures and low precipitations registered during beginning of February, recent rainfalls erased any potential impact on the crop, thus we are forecasting an improvement in yields versus the previous campaign. Rains will be necessary during the next weeks as yields are being defined.
Sunflower: We concluded planting activities for sunflower, which represents 10,832 hectares of our total planting plan. We are forecasting yields to be in line with historical average due to the rainfalls received.
Wheat: Planting activities for wheat are carried out during the South American winter and harvesting activities are completed during the summertime. In this line, 28,142 hectares of wheat, which also includes other winter crops such as barley and peas, have been planted and harvested. Despite presenting a year-over-year decline in planted area due to dry weather experienced throughout planting activities, yields presented a significant recovery versus the prior campaign. This was explained by the rainfalls received throughout its yield definition stage as the weather pattern shifted to a rainier season, favoring crop development.
Rice: All 58,452 hectares of the 2023/24 campaign have been seeded. Thanks to the rainfalls received by year end, the water levels of our reservoirs recovered and this, in turn, enabled us to have the necessary water to irrigate our rice farms. Consequently, we are forecasting an improvement in yields versus the 2022/23 harvest.

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	4Q23	4Q22	% Chg	4Q23	4Q22	% Chg
Soybean	tons	8,897	6,403	38.9%	2,902	2,670	8.7%
Corn (1)	tons	16,183	18,533	(12.7)%	3,034	3,749	(19.1)%
Wheat (2)	tons	60,934	56,377	8.1%	13,097	16,957	(22.8)%
Sunflower	tons	2,540	952	167.0%	1,048	1,493	(29.8)%
Cotton	tons	2,289	1,854	23.5%	863	2,784	(69.0)%
Rice (3)	tons	31,517	33,983	(7.3)%	9,314	13,367	(30.3)%
Peanut	tons	11,096	7,601	46.0%	10,563	6,907	52.9%
Organic Sugar	tons	1,834	2,730	(32.8)%	852	1,192	(28.5)%
Sugar	tons	76,691	72,421	5.9%	29,337	22,539	30.2%
Ethanol	m3	186,699	134,690	38.6%	95,918	63,785	50.4%
Hydrous Ethanol	m3	135,790	109,563	23.9%	68,502	51,374	33.3%
Anhydrous Ethanol	m3	50,910	25,127	102.6%	27,416	12,439	120.4%
Fluid Milk	Th Lts	5,215	5,607	(7.0)%	2,381	3,199	(25.6)%
Powder Milk	tons	2,258	1,802	25.3%	6,459	7,799	(17.2)%
Cheese	tons	370	174	112.4%	1,260	794	58.7%
Butter	tons	140	241	(42.1)%	370	1,033	(64.2)%
Cbios	units	37,232	78,160	(52.4)%	746	1,133	(34.2)%
Fuel	m3	262	—	n.a.	278	—	n.a.
Others	tons	2,755	4,307	(36.0)%	1,901	3,272	(41.9)%
Total		446,913	425,835	4.9%	180,322	152,672	18.1%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of December 31,2023
	Consolidated Hedge Position
Crops		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2022/2023 Harvest season
Soybeans (tons)	104,777	483.5	1,903.3	100%
Corn (tons)	142,991	235.5	703.0	99%
Wheat (tons)	55,068	328.6	1,042.2	100%
2023/2024 Harvest season
Soybeans (tons)	58,623	334.4	1,356.4	27%
Corn (tons)	12,000	177.7	571.1	3%
Wheat (tons)	30,741	229.1	739.3	47%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2023 FY
Sugar (tons)	716,846	524.4	23.8	91%
Ethanol (m3)	—	—	—
Energy (MW/h) (1)	795,000	52.7	n.a.	100%
2024 FY
Sugar (tons)	278,486	525.8	23.9	37%
Ethanol (m3)	—	—	—
Energy (MW/h) (1)	519,480	50.5	n.a	73%
(1) Energy prices in 2023 and 2024 were converted to USD at an exchange rate of BRL/USD 5.00.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets and bargain purchase gain on acquisition, (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, which is reflected in shareholder equity under the line item “Reverse of revaluation surplus derived from disposals of assets;” and (iii) net of the combined effect resulting from the application of IAS 29 and IAS 21 to our Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; (ii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland; (iii) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; (iv) net gain/loss from fair value adjustments of investment property land; (v) bargain purchase gain on acquisition and (vi) net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) net gain/loss from fair value adjustments of investment property land; (iii) bargain purchase gain on acquisition; and (iv) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 27.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and restricted short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	4Q23	3Q23	Chg %	4Q22	Chg %
Total Borrowings	904,949	1,096,490	(17.5)%	1,007,752	(10.2)%
Cash and Cash equivalents	339,781	349,812	(2.9)%	230,653	47.3%
Short-term investments	62,637	39,926	56.9%	98,571	(36.5)%
Net Debt	502,531	706,752	(28.9)%	678,528	(25.9)%
Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land and bargain purchase gain on acquisition; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	4Q23	4Q22	Chg %	12M23	12M22	Chg %
Profit for the period	82,209	2,732	n.a.	226,721	108,606	108.8%
Foreign exchange losses/(gains), net	(56,976)	(6,636)	758.6%	(90,930)	(19,278)	371.7%
Cash flow hedge - transfer from equity	(6,358)	4,620	n.a.	36,863	40,195	(8.3)%
Inflation accounting effects	(23,744)	16,821	(241.2)%	(28,816)	2,144	n.a.
Net results from Fair Value adjustment of Investment Property	(11,533)	(917)	n.a	(10,620)	2,961	n.a.
Revaluation surplus of farmland sold	—	—	n.a.	20,245	—	n.a.
Bargain purchase gain on acquisition	—	1,948	(100.0)%	—	(10,107)	(100.0)%
Adjusted Net Income	(16,402)	18,568	n.a.	153,463	124,521	23.2%
Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.

We define Adjusted Free Cash Flow as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest, plus (vii) the net of acquisition/disposal of restricted short-term investment (namely US T-Bills use as collateral of short-term borrowings), and less (viii) other financial income derived from gains on bond arbitrage transactions net of the combined effect of the application of IAS 29 and IAS 21 of the Argentine operations. We define Adjusted Free Cash Flow from Operations as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest, plus (vii) the net acquisition/disposal of restricted short-term investment (namely US T-Bills use as collateral of short-term borrowings), plus (viii) expansion capital expenditures, less (ix) other financial income derived from gains on bond arbitrage transactions net of the combined effect of the application of IAS 29 and IAS 21 of the Argentina operations.
Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation activities that is included under cash from financing activities pursuant to IFRS.
We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.
We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company's business and financing activities after paying for recurrent items including interest, taxes and maintenance capex. We believed this metric is relevant in evaluating the overall performance of our business.
Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

ADJUSTED FREE CASH FLOW SUMMARY
$ thousands	2023	2022	Chg %
Net cash generated from operating activities (1)	451,290	408,069	10.6%
Net cash used in investing activities(1)	(100,917)	(299,181)	(66.3)%
Interest paid(1)	(47,223)	(44,865)	5.3%
Expansion capex reversal	67,119	70,786	(5.2)%
Lease payments	(104,097)	(91,175)	14.2%
Dividends paid to non-controlling interest	—	(358)	(100.0)%
Other financial income(1)	(54,687)	—	n.a.
Restricted short-term investments	(35,610)	98,010	(136.3)%
Adjusted Free Cash Flow from Operations (NCFO)(2)	175,875	141,286	24.5%
Expansion Capex	(67,119)	(70,786)	(5.2)%
Adjusted Free Cash Flow(2)	108,756	70,500	54.3%
(1) Net of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries; (2) Please refer to "Reconciliation of Non-IFRS measures" starting on page 28 for a definition of Adjusted Free Cash Flow from Operations and Adjusted Free Cash Flow.

RECONCILIATION - ADJUSTED FREE CASH FLOW
$ thousands	2023	2022	Chg %
Net increase/(decrease) in cash and cash equivalents	114,612	47,189	142.9%
Interest paid	(55,476)	(44,788)	23.9%
Lease payments	(104,097)	(91,175)	14.2%
Dividends paid to non-controlling interest	—	(358)	(100.0)%
Restricted short-term investments	(35,610)	98,010	n.a.
Cash flow from financing activities	208,743	23,573	785.5%
Other financial income	(54,687)	—	n.a.
IAS 29 & IAS 21 Effect for Investing Activities	10,635	83	n.a.
IAS 29 & IAS 21 Effect for Operating Activities	16,383	38,043	(56.9)%
IAS 29 & IAS 21 Effect for Interest Paid	8,253	(77)	n.a.
Adjusted Free Cash Flow	108,756	70,500	54.3%

RECONCILIATION - ADJUSTED FREE CASH FLOW FROM OPERATIONS
$ thousands	2023	2022	Chg %
Net increase/(decrease) in cash and cash equivalents	114,612	47,189	142.9%
Expansion Capex	67,119	70,786	(5.2)%
Interest Paid	(55,476)	(44,788)	23.9%
Lease Payments	(104,097)	(91,175)	14.2%
Dividends paid to non-controlling interest	—	(358)	(100.0)%
Restricted short-term investments	(35,610)	98,010	n.a.
Cash flow from financing activities	208,743	23,573	785.5%
Other financial income	(54,687)	—	n.a.
IAS 29 & IAS 21 Effect for Investing Activities	10,635	83	n.a.
IAS 29 & IAS 21 Effect for Operating Activities	16,383	38,043	(56.9)%
IAS 29 & IAS 21 Effect for Interest Paid	8,253	(77)	n.a.
Adjusted Free Cash Flow from operations (NCFO)	175,875	141,286	24.5%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 4Q23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	46,072	60,231	54,791	161,094	239,046	—	400,140
Cost of goods sold and services rendered	(38,523)	(38,131)	(49,013)	(125,667)	(180,467)	—	(306,134)
Initial recog. and changes in FV of BA and agricultural produce	(7,036)	(9,476)	4,184	(12,328)	(3,521)	—	(15,849)
Gain from changes in NRV of agricultural produce after harvest	3,067	—	—	3,067	11	—	3,078
Margin on Manufacturing and Agricultural Act. Before Opex	3,580	12,624	9,962	26,166	55,069	—	81,235
General and administrative expenses	(2,194)	(4,583)	(3,029)	(9,806)	(7,363)	(5,411)	(22,580)
Selling expenses	(5,073)	(7,948)	(6,000)	(19,021)	(25,563)	(197)	(44,781)
Other operating income, net	12,481	4,674	2,098	19,253	19,506	(245)	38,514
Profit from Operations Before Financing and Taxation	8,794	4,767	3,031	16,592	41,649	(5,853)	52,388
Net results from Fair value adjustment of Investment property	(11,192)	(1,283)	—	(12,475)	—	—	(12,475)
Transfer of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—
Adjusted EBIT	(2,398)	3,484	3,031	4,117	41,649	(5,853)	39,913
(-) Depreciation and Amortization	2,094	4,704	2,899	9,697	45,827	326	55,850
Adjusted EBITDA	(304)	8,188	5,930	13,814	87,476	(5,527)	95,763
Reconciliation to Profit/(Loss)
Adjusted EBITDA							95,763
(+) Depreciation and Amortization							(55,850)
(+) Financial result, net							70,616
(+) Net results from Fair value adjustment of Investment property							12,475
(+) Income Tax (Charge)/Benefit							(26,899)
(+) Revaluation surplus of farmland sold							—
(+) Translation Effect (IAS 21)							(13,896)
Profit/(Loss) for the Period							82,209

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 4Q22
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	55,900	64,824	54,718	175,442	206,574	—	382,016
Cost of goods sold and services rendered	(49,310)	(45,906)	(48,714)	(143,930)	(160,052)	—	(303,982)
Initial recog. and changes in FV of BA and agricultural produce	(1,265)	86	7,889	6,710	30,349	—	37,059
Gain from changes in NRV of agricultural produce after harvest	1,011	—	—	1,011	—	—	1,011
Margin on Manufacturing and Agricultural Act. Before Opex	6,336	19,004	13,893	39,233	76,871	—	116,104
General and administrative expenses	(2,072)	(6,003)	(2,392)	(10,467)	(5,783)	(4,694)	(20,944)
Selling expenses	(8,456)	(11,318)	(6,323)	(26,097)	(15,134)	(142)	(41,373)
Other operating income, net	(601)	(429)	102	(928)	(791)	(101)	(1,820)
Bargain purchase gain	—	(1,906)	—	(1,906)	—	—	(1,906)
Profit from Operations Before Financing and Taxation	(4,793)	(652)	5,280	(165)	55,163	(4,937)	50,061
Net results from Fair value adjustment of Investment property	(710)	(141)	—	(851)	—	—	(851)
Bargain purchase gain	—	1,906	—	1,906	—	—	1,906
Adjusted EBIT	(5,503)	1,113	5,280	890	55,163	(4,937)	51,116
(-) Depreciation and Amortization	2,124	4,693	2,581	9,398	45,969	(699)	54,668
Adjusted EBITDA	(3,379)	5,806	7,861	10,288	101,132	(5,636)	105,784
Reconciliation to Profit/(Loss)
Adjusted EBITDA							105,784
(+) Depreciation and Amortization							(54,668)
(+) Financial result, net							(44,735)
(+) Net results from Fair value adjustment of Investment property							851
(+) Income Tax (Charge)/Benefit							(2,893)
(-) Bargain purchase gain							(1,906)
(+) Translation Effect (IAS 21)							299
Profit/(Loss) for the Period							2,732

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 12M23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	216,912	256,347	246,875	720,134	722,307	—	1,442,441
Cost of goods sold and services rendered	(188,954)	(178,322)	(209,362)	(576,638)	(504,570)	—	(1,081,208)
Initial recog. and changes in FV of BA and agricultural produce	(4,862)	(2,488)	14,086	6,736	94,436	—	101,172
Gain from changes in NRV of agricultural produce after harvest	2,730	—	—	2,730	(156)	—	2,574
Margin on Manufacturing and Agricultural Act. Before Opex	25,826	75,537	51,599	152,962	312,017	—	464,979
General and administrative expenses	(14,779)	(15,709)	(10,411)	(40,899)	(25,591)	(23,061)	(89,551)
Selling expenses	(22,450)	(33,407)	(25,488)	(81,345)	(69,155)	(305)	(150,805)
Other operating income, net	20,006	7,470	1,872	29,348	2,463	(309)	31,502
Profit from Operations Before Financing and Taxation	8,603	33,891	17,572	60,066	219,734	(23,675)	256,125
Net results from Fair value adjustment of Investment property	(10,199)	(1,176)	—	(11,375)	—	—	(11,375)
Transfer of revaluation surplus derived from the disposals of assets	20,245	—	—	20,245	—	—	20,245
Adjusted EBIT	18,649	32,715	17,572	68,936	219,734	(23,675)	264,995
(-) Depreciation and Amortization	8,330	15,154	10,913	34,397	175,903	1,275	211,575
Adjusted EBITDA	26,979	47,869	28,485	103,333	395,637	(22,400)	476,570
Reconciliation to Profit/(Loss)
Adjusted EBITDA							476,570
(+) Depreciation and Amortization							(211,575)
(+) Financial result, net							63,829
(+) Net results from Fair value adjustment of Investment property							11,375
(+) Income Tax (Charge)/Benefit							(78,673)
(+) Revaluation surplus of farmland sold							(20,245)
(+) Translation Effect (IAS 21)							(14,560)
Profit/(Loss) for the Period							226,721

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 12M22
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	280,329	204,396	236,222	720,947	630,760	—	1,351,707
Cost of goods sold and services rendered	(257,925)	(160,047)	(204,924)	(622,896)	(455,841)	—	(1,078,737)
Initial recog. and changes in FV of BA and agricultural produce	62,567	16,032	27,523	106,122	108,066	—	214,188
Gain from changes in NRV of agricultural produce after harvest	(21,495)	—	—	(21,495)	(934)	—	(22,429)
Margin on Manufacturing and Agricultural Act. Before Opex	63,476	60,381	58,821	182,678	282,051	—	464,729
General and administrative expenses	(13,312)	(15,487)	(10,378)	(39,177)	(21,917)	(23,413)	(84,507)
Selling expenses	(31,894)	(34,665)	(27,050)	(93,609)	(50,165)	(257)	(144,031)
Other operating income, net	463	(507)	(8)	(52)	2,881	(136)	2,693
Bargain purchase gain	—	10,070	—	10,070	—	—	10,070
Profit from Operations Before Financing and Taxation	18,733	19,792	21,385	59,910	212,850	(23,806)	248,954
Net results from Fair value adjustment of Investment property	2,184	580	—	2,764	—	—	2,764
Bargain purchase gain	—	(10,070)	—	(10,070)	—	—	(10,070)
Adjusted EBIT	20,917	10,302	21,385	52,604	212,850	(23,806)	241,648
(-) Depreciation and Amortization	8,017	12,215	10,075	30,307	160,920	(22)	191,205
Adjusted EBITDA	28,934	22,517	31,460	82,911	373,770	(23,828)	432,853
Reconciliation to Profit/(Loss)
Adjusted EBITDA							432,853
(+) Depreciation and Amortization							(191,205)
(+) Financial result, net							(114,436)
(+) Net results from Fair value adjustment of Investment property							(2,764)
(+) Income Tax (Charge)/Benefit							(26,758)
(-) Bargain purchase gain							10,070
(+) Translation Effect (IAS 21)							846
Profit/(Loss) for the Period							108,606
Please refer to our Financial Statements published at www.ir.adecoagro.com for our Income Statement, Balance Sheet and Cash Flow Statement as of December 31st, 2023.